UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously announced, on August 5, 2026, Vertical Aerospace Ltd. (the “Company”) entered into an agreement in principle with Mudrick Capital Management, L.P. (“Mudrick Capital”) and a designee of Yorkville Advisors Global, LP (“Yorkville”) pursuant to a non-binding term sheet (the “Term Sheet”) providing for, among other things:

(i)	an amendment to the indenture, dated December 16, 2021, entered into between the Company and U.S. Bank National Association, as trustee and collateral agent (the “Trustee”), which governs the Company’s 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030 (the “Convertible Senior Secured Notes”) issued to Mudrick Capital (as previously amended and supplemented, the “Indenture”), to provide for a change in the conversion price of all Convertible Senior Secured Notes issued under the Indenture from $3.50 to $1.30 (the “Indenture Amendment”);

(ii)	amendments to the convertible note purchase agreement, dated April 20, 2026 (the “Convertible Note Purchase Agreement”), between the Company and Mudrick Capital, which grants the Company the right, but not the obligation, to cause Mudrick Capital to purchase up to $50 million in aggregate original principal amount of additional Convertible Senior Secured Notes for a period of one year following the date of the Convertible Note Purchase Agreement, to accelerate the issuance of the remaining $35 million of additional Convertible Senior Secured Notes under the Convertible Note Purchase Agreement on or before August 12, 2026 (the “Mudrick Facility Draw”); and

(iii)	the implementation of a shareholder agreement with Mudrick Capital (the “Shareholder Agreement”) providing for certain director nomination rights, removal rights and consent rights for Mudrick Capital and other matters, including the submission of certain amendments to the Company’s Fifth Amended and Restated Memorandum and Articles of Association to a vote at a general meeting of the Company’s shareholders.

On August 12, 2026, the Company entered into the Fourth Supplemental Indenture (the “Fourth Supplemental Indenture”) to the Indenture with the Trustee to implement, among other things, the Indenture Amendment. A copy of the Fourth Supplemental Indenture is furnished as Exhibit 4.1 to this Report on Form 6-K.

On August 12, 2026, the Company entered into an Amended and Restated Convertible Note Purchase Agreement with Mudrick Capital to permit the Mudrick Facility Draw (the “A&R Convertible Note Purchase Agreement”). A copy of the A&R Convertible Note Purchase Agreement is furnished as Exhibit 99.1 hereto.

The Mudrick Facility Draw is expected be consummated on or about August 13, 2026. The Company intends to use the net proceeds from the Mudrick Facility Draw to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

On August 12, 2026, the Company entered into the Shareholder Agreement with Mudrick Capital. A copy of the Shareholder Agreement is furnished as Exhibit 99.2 hereto.

On August 12, 2026, the Company and Yorkville entered into (i) an Amended and Restated Certificate of Designations (the “A&R Certificate of Designations”), amending and restating the Certificate of Designations of Series A Convertible Preferred Shares of the Company, dated April 20, 2026, and (ii) an Amended and Restated Securities Purchase Agreement (the “A&R Securities Purchase Agreement”), amending and restating the Securities Purchase Agreement, dated April 20, 2026, between the Company and Yorkville, in each case in order to align certain terms included in each of those documents with the Indenture Amendment.

A copy of the A&R Certificate of Designations is furnished as Exhibit 99.3 hereto.

A copy of the A&R Securities Purchase Agreement is furnished as Exhibit 99.4 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the timing for the consummation of the Mudrick Facility Draw, the Company’s anticipated use of proceeds, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 4.1, 99.1, 99.2, 99.3 and 99.4) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988 and File No. 333-297030) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Fourth Supplemental Indenture, dated August 12, 2026, between Vertical Aerospace Ltd. and U.S. Bank Trust Company, National Association.
99.1	Amended and Restated Convertible Note Purchase Agreement, dated August 12, 2026, by and between Vertical Aerospace Ltd. and Mudrick Capital Management, L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates.
99.2	Shareholder Agreement, dated August 12, 2026, between Vertical Aerospace Ltd. and Mudrick Capital Management, L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates.
99.3	Amended and Restated Certificate of Designations of Series A Convertible Preferred Shares of Vertical Aerospace Ltd., dated August 12, 2026.
99.4	Amended and Restated Securities Purchase Agreement, dated August 12, 2026, by and between Vertical Aerospace Ltd. and YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 12, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer